Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 7, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1232
               Convertible & Income Portfolio of Funds, Series 20
                       File Nos. 333-198480 and 811-03763
-------------------------------------------------------------------------------
Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1232, filed on August 29, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Convertible & Income Portfolio of Funds, Series 20 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Please clarify whether the income-producing securities that the Closed-End Funds invest in include common stock or whether they only consist of debt securities. If they include common stock, please include a market cap policy.

      Response: The income-producing securities that the Closed-End Funds invest in may include common stock of any market capitalization. The disclosure has been revised. If the Closed-End Funds invest significantly all of their assets in such securities, the risk sections will be revised accordingly.

Investment Summary -- Principal Risks

      2. The duration example in the sixth bullet uses a duration of three years. Please confirm that the average duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average duration of the underlying securities.

      Response: We confirm that the average duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

      3. Please add disclosure about the risks of investing in securities of issuers from emerging markets countries.

      Response: Even though the Closed-End Funds held by the Trust may invest in securities issued by companies located in emerging markets, we include risks based upon the final portfolio. If some of the Closed-End Funds held by the Trust invest significantly all of their assets in emerging markets, we will add the appropriate risk disclosures.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren